UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-41631

Xiao-I Corporation

(Translation of registrant’s name into English)

5/F, Building 2, No. 2570 Hechuan Road

Minhang District, Shanghai, China 201101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

PREFERRED SHARES ISSUANCE TO AN OFFICER

On December 13, 2023, Xiao-I Corporation (the “Company”) issued 3,700,000 preferred shares, each with a par value of US$0.00005 and carrying a voting right equivalent to 20 votes (the “3.7 Million Preferred Shares” or the “Preferred Shares”) to ZunTian Holding Limited (“ZunTian”), an existing shareholder of the Company (the “Issuance”). ZunTian is a BVI-incorporated company wholly owned and controlled by Mr. Hui Yuan (“Mr. Yuan”). Mr. Yuan is the Chief Executive Officer (the “CEO”) and Chairman of the Company and a recognized A1 industry key opinion leader and domain expert. As a result of the Issuance, Mr. Yuan beneficially owns more than 79% of the voting power of the Company. Under the Nasdaq Global Market (“Nasdaq”) listing rules, the Issuance resulted in a change in control and the Company became a controlled company under those rules.

The Issuance was approved by both the Board of the Directors and the Audit Committee of the Board of Directors (the “Board”). The Board acknowledges the valuable contributions and expertise that Mr. Yuan brings to the Company as the driving force at the operational level and believes his continued involvement is crucial for the stability, success and growth of the business of the Company. To ensure the continuity and stability of the Company's operations and business model, the Board believes that the Issuance which gives Mr. Yuan de facto control of the Company is in the best interest of the Company as a whole. The Issuance will not only preserve Mr. Yuan's commitment and involvement but also ensure that operational and business decisions remain aligned with the current model to minimize any potential negative impact from future changes in shareholding of the Company. This decision is motivated by the Board’s commitment to maintaining the expertise and leadership of Mr. Yuan, as well as safeguarding the operations and business continuity of the Company.

In addition, the Company has commissioned Beijing North Asia Asset Assessment Firm (“BNA”) an independent professional valuer, to value the market price for the Issuance, which issued a valuation report dated October 17, 2023 (the “Report”). According to the Report, the fair value for the 3.7 Million Preferred Shares is USD730.93 (in words, Seven Hundred Thirty Dollars and Ninety-Three Cents), equivalent to USD 0.0001975 per share. Thus, the subscription price for the Issuance shall be USD730.93 in case (the “Subscription Price”). The Company and ZunTian have entered a subscription agreement for the subscription of 3.7 Million Preferred Shares by ZunTian (the “Subscription Agreement”) which is furnished herewith as Exhibit 99.1. According to the Subscription Agreement, 3.7 Million Preferred Shares have the following rights:

(a)	each Preferred Share shall confer on the holder thereof the right to twenty (20) votes and holders of the Preferred Shares shall at all times vote together with holders of ordinary shares of the Company as one class on all resolutions submitted to a vote by the members of the Company save where a separate class meeting is required by law;

(b)	the Preferred Shares shall not confer any additional rights or preferences regarding dividend entitlement or liquidation preferences and shall rank pari passu with the ordinary shares of the Company in relation thereto;

(c)	the Preferred Shares shall be non-convertible, non-redeemable, and non-transferable, except as otherwise resolved by the Board of Directors of the Company; and

(d)	for the avoidance of doubt, save and except for the rights, preference, privileges and restrictions set out in (a) to (c) above, the Preferred Shares and the ordinary shares of the Company shall rank par passu in all other respects and shall have the same rights, preferences, privileges and restrictions.

The Issuance is subject to the terms and conditions of the Subscription Agreement. The summaries in this report are not intended to be exhaustive descriptions of the Issuance. Such summaries are qualified in their entirety by reference to the Subscription Agreement, which is incorporated herein by reference.

As a company incorporated in the Cayman Islands that is listed on Nasdaq, the Company is subject to Nasdaq corporate governance listing standards. Under Nasdaq rules, a foreign private issuer may, in general, follow its home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, the Company, in connection with the Issuance, elected to be exempt from the following Nasdaq Marketplace Rules (1) Rule 5635(b) which sets forth that shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company, (2) Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (x) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (y) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement, and (3) Rule 5640 Voting Rights, which states that “Nasdaq will accept any action or issuance relating to the voting rights structure of a non-U.S. Company . . . that is not prohibited by the Company's home country law.” Conyers Dill & Pearman, the Company’s Cayman Islands legal counsel, has provided a letter to the Nasdaq Stock Market confirming that, if the directors of the Company and the members of the Audit Committee of the Board had acted for a proper purpose, the Issuance made in accordance with the currently effective articles of association of the Company is not prohibited by Cayman Islands law.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Subscription Agreement, between Xiao-I Corporation and ZunTian Holding Limited, dated December 13, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2023	Xiao-I Corporation

	By:	/s/ Hui Yuan
		Name:	Hui Yuan
		Title:	Chief Executive Officer

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